Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-170416

February 14, 2011	CONFIDENTIAL
SHAW COMMUNICATIONS INC.
REOPENING OF 6.75% SENIOR NOTES DUE NOVEMBER 9, 2039
FINAL TERM SHEET

Issuer:	Shaw Communications Inc. (the “Issuer”)

Issue:
Senior Notes (the “Notes”) issued by way of Public Offering in all provinces in Canada and in the United States pursuant to a Base Shelf Prospectus dated November 18, 2010, and Prospectus Supplement dated February 14, 2011 (together, the “Prospectus”).

Ratings:	DBRS: BBB (stable trend) Moody’s: Baa3 (stable outlook) S&P: BBB- (stable outlook)

Principal Amount:	$400 million (Total issue size is now $1.45 billion)

Pricing Date:	February 14, 2011

Settlement Date:	February 17, 2011

Maturity Date:	November 9, 2039

Reopening Price:	$97.379, plus accrued interest from November 9, 2010 which totals $7,397,260.27 in aggregate

Reopening Yield:	6.961%

Coupon:	6.75%

Reopening Spread:	+307 bps versus the Government of Canada 5.00% June 1, 2037 (priced at $118.15 to yield 3.891%).

Coupon Payment Dates:	Payable in equal semi-annual installments in arrears on the 9th day of May and November, commencing on May 9th, 2011.

Rank:	The Notes will be senior unsecured obligations of Shaw Communications Inc. and will rank equally and ratably with all existing and future senior unsecured indebtedness of the Issuer.

Change of Control:
The Issuer will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event, as defined in the Prospectus.

Redemption:
At the greater of (i) 100% of the principal amount of the Notes, or (ii) the Canada Yield Price (GoC +70 bps), plus, in either case, accrued interest thereon to the date of redemption. The Issuer may also redeem all of the Notes if certain events occur involving Canadian taxation.

Use of Proceeds:	The net proceeds of this offering will be used for repayment of debt incurred under Shaw’s credit facility and for working capital and for general corporate purposes.

Form and Denomination:	Book entry through participants in CDS or its nominee. Noteholders may hold their Notes through the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg.

February 14, 2011	CONFIDENTIAL
SHAW COMMUNICATIONS INC.
REOPENING OF 6.75% SENIOR NOTES DUE NOVEMBER 9, 2039
FINAL TERM SHEET

Agents:	TD Securities Inc. (sole lead and sole bookrunner) CIBC World Markets Inc. RBC Capital Markets Inc. Scotia Capital Inc.

CUSIP / ISIN:	82028KAQ4 / CA 82028KAQ46

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a Registration Statement on Form F-10 (File No. 333-170416) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Issuer, any agent or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling TD Securities Inc. at 416-982-2243.
Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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